Ballard Power Systems Inc.

News Release

Ballard Customer Demonstrates World’s First Hydrogen Fuel Cell Tram

For Immediate Release – April 7, 2015

Vancouver, Canada and Qingdao, China – Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) today announced that the world’s first hydrogen fuel cell powered fixed rail electric tram was successfully demonstrated at a ceremonial event held in March at the head office, production and testing facility of CSR Qingdao Sifang Company (CSR Sifang), a Chinese rolling stock manufacturer based in Qingdao, Shandong province.

“This is an exciting demonstration of our world leading fuel cell power modules in a new application,” said Randy MacEwen, Ballard’s President and CEO. “Clean urban transportation is a high priority in China and this zero-emission prototype fuel cell tram is an important step in demonstrating one solution.”

The event was attended by senior officials of the City of Foshan, a tram customer of CSR Sifang, and invited guests took a ride on the prototype fuel cell powered tram. Ballard’s FCvelocity® fuel cell module is integrated into the low floor tram design.

Mr. MacEwen added, “We are proud to partner with CSR Sifang, which has a rich history of innovation in Chinese rail transit. In just a few short months since signing a Memorandum of Understanding and receiving CSR Sifang’s initial purchase order, we were able to enjoy a clean, quiet and smooth tram experience at this ground-breaking event.”

Established more than 100-years ago, in 1900, CSR Sifang has a yearly production capacity of 200 high-speed electric multiple units (EMUs), 1,000 mass transit vehicles and 300 high-grade passenger cars. Additional testing of the fuel cell-powered tram is being completed at CSR Sifang’s facility in Qingdao.

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning markets for our products. These forward-looking statements reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard’s assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard’s actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities. The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Further Information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com